Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table reflects our consolidated ratio of earnings to fixed charges for the periods indicated. Earnings included in the calculation of this ratio consist of income from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges include interest expense, capitalized interest, amortization of debt issue costs, as well as the imputed interest component of rental expense.

	Three Months Ended March 31		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	2.7	2.9	3.3	3.7	1.9	1.9	2.6